UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

lululemon athletica inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

550021109

(CUSIP Number)

January 23, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550021109
Item 1.
	(a)	Name of Issuer lululemon athletica inc.
	(b)	Address of Issuer’s Principal Executive Offices 2285 Clark Drive, Vancouver, British Columbia, V5N 3G9
Item 2.
(a)

Name of Person Filing

Highland Capital Partners VI Limited Partnership, a Delaware limited partnership (“Highland Capital VI”); Highland Capital Partners VI-B Limited Partnership, a Delaware limited partnership (“Highland Capital VI-B”); Highland Entrepreneurs’ Fund VI Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”); HEF VI Limited Partnership, a Delaware limited partnership and general partner of Highland Entrepreneurs’ Fund (“HEF VI”); Highland Management Partners VI Limited Partnership, a Delaware limited partnership and general partner of Highland Capital VI and Highland Capital VI-B (“HMP VI”); Highland Management Partners VI, Inc., a Delaware corporation (“Highland Management”) and general partner of both HEF VI and HMP VI; Robert F. Higgins (“Higgins”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; Paul A. Maeder (“Maeder”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; Daniel J. Nova (“Nova”), a senior managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; Sean M. Dalton (“Dalton”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; Fergal J. Mullen (“Mullen”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI; and Corey M. Mulloy (“Mulloy” and together with Higgins, Maeder, Nova, Dalton, and Mullen, the “Managing Directors”), a managing director of Highland Management and a limited partner of each of HMP VI and HEF VI.

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business office of Highland Capital VI, Highland Capital VI-B, Highland Entrepreneurs’ Fund, HEF VI, HMP VI, Highland Management, Higgins, Maeder, Nova, Dalton, Mullen and Mulloy is 92 Hayden Avenue, Lexington, MA  02421.

	(c)	Citizenship Highland Capital VI Highland Capital VI-B Highland Entrepreneurs’ Fund HEF VI HMP VI Highland Management Mr. Higgins Mr. Maeder Mr. Nova Mr. Dalton Mr. Mullen Mr. Mulloy	Delaware Delaware Delaware Delaware Delaware Delaware United States United States United States United States United States United States
	(d)	Title of Class of Securities This Schedule 13G report related to the Common Stock, par value $0.01 per share (the “Common Stock”), of lululemon athletica inc.
	(e)	CUSIP Number 550021109
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Not Applicable.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of lululemon athletica inc.
All other items reported on the Schedule 13G dated as of February 13, 2008 and filed on behalf of the Reporting Persons with respect to the Common Stock of lululemon athletica inc. remain unchanged.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2008
HIGHLAND CAPITAL PARTNERS VI LIMITED PARTNERSHIP

	By:	Highland Management Partners VI Limited Partnership, its general partner

	By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By:	HEF VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HEF VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI, INC.

By:	/s/ Daniel J. Nova
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of lululemon athletica inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of  this 20th day of February, 2008.

HIGHLAND CAPITAL PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By:	HEF VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HEF VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND MANAGEMENT PARTNERS VI, INC.

By:	/s/ Daniel J. Nova
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy